FOR  IMMEDIATE  RELEASE                       Contact:     Paul  Breitnauer
                                              Phone:       608-232-0402

                    CAPITOL TRANSAMERICA CORPORATION REPORTS
                    ----------------------------------------
                              FIRST QUARTER RESULTS
                              ---------------------

     MADISON, WISCONSIN, MAY 9, 2001 - Capitol Transamerica Corporation (NASDAQ:
CATA) reported a first quarter written premium increase of 18.0% on $27.6 million of gross premiums written in 2001 compared to $23.4 million for the same three months of 2000 continuing the positive trend from last year. First quarter net investment income increased 8.6% from $2.3 million in 2000 to $2.5 million this year.

     Net income, reported on a diluted share basis for the quarter ended March 31, 2001, was $1.9 million, or $0.17 per share, versus $5.7 million, or $0.50 per share, the prior year. Excluding after-tax realized investment losses of $1.2 million, net operating income for first quarter 2001 was $3.1 million compared to $5.0 million in net operating income (excluding nearly $700,000 in after-tax realized gains) for the same period in 2000.

The Company's first quarter 2001 combined ratio improved to 90.5% and resulted in underwriting income of $1.7 million for the three month period. This compares to a combined ratio of 100.5% and an underwriting loss for calendar year 2000. The Company's ratio continues to compare favorably to the overall industry average combined loss and expense ratio of 110.4% for calendar year 2000.

     These results were impacted by a number of factors. The contract surety loss experience continued to develop adversely during the first quarter. The Company absorbed realized losses of $2.0 million pursuant to Accounting FASB Statement No. 115 for other than temporary market value declines for certain securities held in the portfolio. The recent downturn of the stock market contributed to a drop in first quarter net comprehensive income, which includes after-tax unrealized investment results, to $372,000 or $0.03 per share compared to net comprehensive income of $5.8 million or $0.52 per share for the first quarter of 2000.

     Since December 31, 2000, total assets remained at the same $283.0 million level while shareholders' equity decreased slightly to $144.5 million, resulting in book value per share of $13.20. The number of shares outstanding was 10.9 million as of March 31, 2001. The Company increased its dividend payment from $0.07 per share in previous quarters to $0.08 per share in the first quarter of 2001.

     Company Chairman George A. Fait stated that "We continue to be somewhat disappointed in the overall underwriting results primarily caused by ongoing contract bond losses in the fidelity and surety line. Despite these higher than expected loss levels, we were pleased to return to an operating profit this quarter due to concentrated claims management efforts as well as premium growth. Most of our recent premium growth has been in the more profitable property/casualty and non-contract bond areas, which should benefit us in the long run. Management will also continue to strongly focus on positive underwriting results in the future in order to return to loss ratio levels more reflective of our corporate history."

     Capitol Transamerica Corporation is an insurance holding company operating nationally and writing specialty lines of commercial property and casualty policies as well as fidelity and surety coverages through its subsidiary companies Capitol Indemnity Corporation and Capitol Specialty Insurance Corporation. A third subsidiary, Capitol Facilities Corporation, is a non-insurance entity available for other business opportunities. The Capitol Transamerica Group operates in 37 states and is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry. Additional financial information and recent filings can be found at the Company's website http://www.captrans.com through the NASDAQ Easy Links page.
                    -----------------------

     SAFE HARBOR STATEMENT - Some of the statements in this news release, as well as statements by the company in periodic press releases and oral statements made by the company's officials to analysts and shareholders in the course of presentations about the company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, estimates subject to change in circumstances, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

                           FINANCIAL HIGHLIGHTS FOLLOW

                        CAPITOL TRANSAMERICA CORPORATION
                             SELECTED FINANCIAL DATA
                        (IN THOUSANDS, EXCEPT PER SHARE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                     Three months ended March 31,
                                     ----------------------------
                                           2001     2000
                                         --------  -------
REVENUES
  Gross premiums written                 $27,573   $23,365
                                         ========  =======
  Net premiums written                   $24,390   $21,948
                                         ========  =======

  Net premiums earned                    $22,843   $20,667
                                         --------  -------

EXPENSES
  Claims and claim expenses               12,256     7,839
  Other underwriting expenses              8,892     7,930
                                         --------  -------

     Total losses and expenses incurred   21,148    15,769
                                         --------  -------

  Underwriting income                      1,695     4,898

  Investment income                        2,454     2,259
  Realized investment (losses) gains      (1,823)    1,046
  Other income                               126        71
                                         --------  -------

     Income before income tax              2,452     8,274

  Income tax expense                         552     2,593
                                         --------  -------

NET INCOME                               $ 1,900   $ 5,681
                                         ========  =======

EARNINGS PER SHARE - BASIC               $  0.17   $  0.50
                                         ========  =======

EARNINGS PER SHARE - DILUTED             $  0.17   $  0.50
                                         ========  =======

                   COMPARATIVE FINANCIAL HIGHLIGHTS - THREE MONTHS ENDED MARCH 31,

                                                 2001       2000       1999       1998       1997
                                               ---------  ---------  ---------  ---------  ---------
PER SHARE INFORMATION:
  Book value per share                         $  13.20   $  12.26   $  12.23   $  13.13   $  10.28
  Earnings per share - diluted                     0.17       0.50       0.39       0.31       0.18
COMPANY STATISTICS:
  Gross premiums written                       $ 27,573   $ 23,365   $ 19,336   $ 21,675   $ 20,287
  Net investment income                           2,454      2,259      2,145      2,296      2,147
  Realized investment (losses) gains             (1,823)     1,046      2,354        897        346
  Income before income tax                        2,452      8,274      6,539      4,680      2,474
  Net income                                      1,900      5,681      4,525      3,461      2,040
  Net operating earnings                          3,085      5,001      2,995      2,878      1,816
  Comprehensive income (loss)                       372      5,835     (3,258)     8,453       (418)
  Cash and invested assets                      235,803    223,096    232,712    254,056    189,338
  Total assets                                  283,031    264,572    273,929    293,890    226,628
  Shareholders' investment                      144,510    137,442    137,311    147,105    114,669
  Dividends paid                                    906        793        792        790      1,911
INSURANCE OPERATING RATIOS, STATUTORY BASIS:
  Loss and loss adjustment expenses                53.8%      38.1%      57.2%      59.0%      61.4%
  Underwriting expenses                            36.7%      37.3%      39.4%      34.6%      36.7%
                                               ---------  ---------  ---------  ---------  ---------
  Combined ratios                                  90.5%      75.4%      96.6%      93.6%      98.1%
                                               =========  =========  =========  =========  =========

                                        CAPITOL TRANSAMERICA CORPORATION
                                            SELECTED FINANCIAL DATA

                                                 BALANCE SHEETS
                                        (IN THOUSANDS, EXCEPT PER SHARE)


                                                                             March 31,    March 31,
                                                                               2001         2000
                                                                            -----------  -----------
ASSETS
  Investments
     Available-for-sale investments, at fair value
        U.S. Government bonds (cost $33 and $38, respectively)              $       35   $       40
        State and municipal bonds (cost $91,871 and $78,144, respectively)      98,441       81,759
        Corporate bonds (cost $1,098 and $1,122, respectively)                   1,073        1,092
        Common stock (cost $124,493 and $128,276, respectively)                116,341      119,476
        Preferred stock (cost $5,844 and $5,441, respectively)                   5,524        4,795
     Investment real estate                                                     11,238       10,670
     Short-term investments                                                      1,464        3,928
                                                                            -----------  -----------
       Total Investments                                                       234,116      221,760

  Cash                                                                           1,687        1,336
  Receivables                                                                   28,465       24,270
  Other assets                                                                  18,763       17,206
                                                                            -----------  -----------

   TOTAL ASSETS                                                             $  283,031   $  264,572
                                                                            ===========  ===========

LIABILITIES
  Reserves for losses and loss adjustment expenses                          $   74,065   $   75,746
  Unearned premiums                                                             47,321       40,803
  Other liabilities                                                             17,135       10,581
                                                                            -----------  -----------

   TOTAL LIABILITIES                                                        $  138,521   $  127,130
                                                                            -----------  -----------

SHAREHOLDERS' EQUITY
  Common stock, $1.00 par value, authorized 15,000
     shares,  issued 11,561 and 11,558 shares, respectively                 $   11,561   $   11,558
  Paid-in surplus                                                               22,743       22,728
  Accumulated other comprehensive (loss) income, net of
     deferred taxes of ($673) and ($2,050), respectively                        (1,251)      (3,808)
  Retained earnings                                                            116,029      108,469
  Less treasury stock, 611 and 352 shares,
     respectively, at cost                                                      (4,572)      (1,505)
                                                                            -----------  -----------

   TOTAL SHAREHOLDERS' EQUITY                                                  144,510      137,442
                                                                            -----------  -----------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $  283,031   $  264,572
                                                                            ===========  ===========

BOOK VALUE PER SHARE                                                        $    13.20   $    12.26
                                                                            ===========  ===========

SHARES OUTSTANDING                                                              10,949       11,206
                                                                            ===========  ===========